Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2015
(millions of dollars)
Earnings, as defined:
Net income	$1,371
Income taxes	560
Fixed charges included in the determination of net income, as below	637
Amortization of capitalized interest	20
Distributed income of equity method investees	24
Less: Equity in earnings of equity method investees	36
Total earnings, as defined	$2,576

Fixed charges, as defined:
Interest expense	$601
Rental interest factor	28
Allowance for borrowed funds used during construction	8
Fixed charges included in the determination of net income	637
Capitalized interest	44
Total fixed charges, as defined	$681

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.78
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.